

April 4, 2022

Mala Ray
Controller
Encision Inc.
6797 Winchester Circle
Boulder, CO 80301

      Re: Encision Inc.
          Amendment No. 1 to Form 10-K for the Fiscal Year Ended March 31, 2021
          Filed March 17, 2022
          Amendment No. 1 to Form 10-Q for the Quarterly Period Ended December 31, 2021
          Filed March 17, 2022
          File No. 001-11789

Dear Ms. Ray:

We have reviewed your March 17, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 24, 2022 letter.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended March 31, 2021

Item 9A. Controls and Procedures, page 2

1. We note that in your amended Form 10-K and Form 10-Q, management revised its conclusions regarding the effectiveness of the company's disclosure controls and procedures (DC&P) and concluded that DC&P were effective.   Please address the following:
   - Explain why management's conclusions regarding the effectiveness of DC&P were revised in the amended filings.

- Explain how you concluded that your DC&P was effective while concluding your internal control over financial reporting was not effective due to a material weakness.

2. As a related matter, we note the amendments to your Form 10-K and Form 10-Q do not include Exhibit 31 certifications. Please file an amendment to your Form 10-K for the year ended March 31, 2021 and Form 10-Q for the quarterly period ended December 31, 2021 to include all required certifications that are dated as of the date you file your amendment.

You may contact Lynn Dicker at (202) 551-3616 or Eric Atallah, Senior Accountant, at (202) 551-3663 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences